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                            [VIVENDI UNIVERSAL LOGO}





                               GROUP SAVINGS PLAN
                                      2002



                                   - SUMMARY -





In compliance with articles L 412-1 et L 621-8 of the French Finance and Currency Code, the Commission des Operations de Bourse has filed the present prospectus under number 02-139 dated February 13 , 2002 in accordance with its regulation number 98-01. This prospectus has been prepared by the issuer and engages the responsibilities of its signatories. The filing by the COB doesn't imply approval for the issuance, neither an authentification of the accounting and financial informations displayed. The approval was given after examination of the relevance and consistency of the information given for the issuance offered to investors.





The operation memo summarised hereafter is part of a simplified prospectus comprising :

- the VIVENDI UNIVERSAL reference document filed with the French Commission des Operations de Bourse on April 17, 2001 under the number R01-116,

- the operation memo relative to the third increase of Share Capital for 2001 to be reserved for employees and retirees of Vivendi Universal and its subsidiaries adhering to the Group Savings Plan, filed with the Commission des Operations de Bourse on November 21, 2001 under the Number 01-1342,

- the information memo relative to the tender offer on SPORTFIVE Shares launched by Group Canal+ and RTL Group, jointly filed by Group Canal+, RTL and SPORTFIVE with the Commission des Operations de Bourse on January 21, 2002 under the Number 02-043,

-    the present operation memo.




                                                       1ST  TRANCHE - APRIL 2002


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                                VIVENDI UNIVERSAL
               SOCIETE ANONYME WITH CAPITAL OF E5,982,345,385.50
             REGISTERED OFFICE: 42 AVENUE DE FRIEDLAND - 75008 PARIS
                             343 134 763 - RCS PARIS



                     CAPITAL INCREASE RESERVED FOR EMPLOYEES
             AND RETIREES(1) OF VIVENDI UNIVERSAL GROUP COMPANIES
                 ADHERING TO THE GROUP SAVINGS PLAN THROUGH THE
            ISSUANCE OF ORDINARY SHARES WITH A NOMINAL VALUE OF E5.50
                            TO BE SUBSCRIBED IN CASH





NATURE OF THE OPERATION

The Board of Directors, pursuant to the authorisation granted by the sixth resolution of the Annual and Special Shareholders' Meeting of September 21, 2000, decided on January 24, 2002 to issue new shares reserved for employees and retirees(1) of companies adhering to the Group Savings Plan.


BENEFICIARIES OF THE OFFERING

Persons eligible to participate in the Group Savings Plan and by consequence to subscribe to the present capital increase are :

- all employees of a company adhering to the Plan that are able to prove a minimum term of employment of three months in the company ;

- retirees of the French companies adhering to the Plan who had, upon their retirement, assets in an open account invested in one of the investment trusts of the Plan or invested directly in shares through the Group Savings Plan and who have not requested the release of the full amount of their assets upon or since their retirement ;

- those corporate officers of the companies adhering to the Plan that have employee status in one of the said companies and satisfy the aforementioned conditions ;

- corporate officers in the said companies when they employ 1 to 100 employees.



Companies adhering to the Group Savings Plan are those falling within the scope of the Group Committee or featuring on a list established following a formal declaration by their General Management. The list of companies falling within the scope of the Group Committee is available for consultation at VIVENDI UNIVERSAL's Human Resources Department - 42 avenue de Friedland - 75008 PARIS.



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NUMBER OF SHARES OFFERED :

6,000,000.


ISSUE PRICE :

E46.22 to be paid in full upon subscription, representing an issue premium of E40.72.

DATE FROM WHICH THE NEW SHARES QUALIFY FOR DIVIDENDS : January 1, 2002.


TIMETABLE FOR SUBSCRIPTION APPLICATIONS AND PAYMENTS BY EMPLOYEES AND RETIREES :

-    under the continuous savings Plans :

          - ten-day period falling between January 20, 2002 and March 26, 2002 according to the date of the monthly close or April 5, 2002) of the Plan applied by each company or April 11, 2002)

-    as a one-off investment :

-    between March 18, 2002 and April 11, 2002.


SUBSCRIPTION DATE :  April 25, 2002


SUBSCRIPTION TERMS AND CONDITIONS :

- either through the intermediary of the "ACCUEIL" investment trust set up in connection with the Group Savings Plan for employees and retirees of the VIVENDI UNIVERSAL group or of adhering French subsidiaries ;

- or individually, through direct share ownership (the only subscription method possible for employees of foreign subsidiaries) ;

- or, where possible, through a combination of these two subscription methods.



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EMPLOYER CONTRIBUTIONS

Any adhering company may top up the payments made only by its active employees with respect to purchases of the "Accueil" investment trust by means of an additional contribution, the amount and calculation of which shall be indicated by each company to its employees up to a maximum threshold of E3,100.

Payments made with respect to direct share purchases shall not be topped up.


ALLOCATION OF THE CAPITAL INCREASE : In line with the number of shares subscribed, except where reduced if necessary owing to oversubscription.


PERIOD DURING WHICH SUMS INVESTED ARE FROZEN : 5 years, except in cases where early release of the assets may be obtained in accordance with the law.


LISTING : EURONEXT PARIS SA.


HIGHS AND LOWS OF VIVENDI UNIVERSAL:

Highest 2001                     :        81.35E on January 25, 2001
Lowest 2001                      :        41.32E on September 14, 2001

Highest 2002                     :        64.10E on January 3 ,2002
Lowest 2002                      :        45.15E on February 6, 2002

Latest share price
as at February 11, 2002          :        48.03E



DATE OF REGISTRATION OF THE SHARES : no later than March 24, 2002.


CHANGES IN GENERAL MARKET CONDITIONS

In accordance with the decision of VIVENDI UNIVERSAL's Board of Directors at its meeting of January 24, 2002, if between the present time and the date set for share subscription, exceptional events arise on the market which could compromise the above mentioned capital increase share insuance could be cancelled by means of a simple decision by the Chairman and CEO.


PERSON RESPONSIBLE FOR THE INFORMATION :            Mr Dominique WELCOMME
                                                    [PHONE] : 01.71.71.12.16